貝克 … 師事務所

10 Harcourt Road
Central, Hong Kong SAR

香港中環
夏愨道10號
和記大廈14樓

Tel: +852 2846 1888
Fax: +852 2845 0476
DX 180005 QUEENSWAY 1
www.bakernet.com

07022791

RECEIVED
2007 APR 23 P 1:13
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Our ref: 32201000-000001

By Hand

April 18, 2007

Securities and Exchange Commission
SEC Headquarters
100 F Street, NE
Washington, DC 20549
U.S.A.

SUPPL

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063

Mail stop 0405-Attention to Office of International Corporate Finance (202)551-3450

Ladies and Gentlemen,

Re: Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company") - Information Furnished Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934 (File Ref: 82-35063)

This letter and the enclosed documents are furnished to the Securities and Exchange Commission (the "Commission") pursuant to the referenced exemption from the registration requirements of Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), available to foreign private issuers pursuant to Rule 12g3-2(b) thereunder.

The purpose of this letter is to furnish to the Commission the documents relating to the Company which were made public since our last submission dated March 15, 2007, copies of which are enclosed with this letter (A list of index provided in Annex 1).

This information is being furnished on the understanding that such information and documents will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter nor the furnishing of such information and documents shall constitute an admission for any purpose that the Company is subject to the Exchange Act.

If you have any questions with regard to this letter, please contact the undersigned in the Hong Kong office of Baker & McKenzie by telephone at 011-852-2846-2475 or by facsimile at 011-852-2845-0476.

On behalf of the Company, thank you for your attention to this matter.

Very truly yours,

Joyce Yip / Ingrid Ling

Encl.

PROCESSED
APR 24 2007
THOMSON FINANCIAL

dw 4/24

Asia Pacific
Bangkok
Beijing
Hanoi
Ho Chi Minh City
Hong Kong
Jakarta
Kuala Lumpur
Manila
Melbourne
Shanghai
Singapore
Sydney
Taipei
Tokyo

Europe & Middle East
Almaty
Amsterdam
Antwerp
Bahrain
Baku
Barcelona
Berlin
Bologna
Brussels
Budapest
Cairo
Dusseldorf
Frankfurt / Main
Geneva
Kyiv
London
Madrid
Milan
Moscow
Munich
Paris
Prague
Riyadh
Rome
St. Petersburg
Stockholm
Vienna
Warsaw
Zurich

North & South America
Bogota
Brasilia
Buenos Aires
Caracas
Chicago
Chihuahua
Dallas
Guadalajara
Houston
Juarez
Mexico City
Miami
Monterrey
New York
Palo Alto
Porto Alegre
Rio de Janeiro
San Diego
San Francisco
Santiago
Sao Paulo
Tijuana
Toronto
Valencia
Washington, DC

<u>**Annex 1**</u>

A List of Documents Made Public
in connection with the Listing since our last submission on March 15, 2007

1. Announcement on the Stock Exchange of Hong Kong Limited dated April 16, 2007 regarding the suspension of trading in the Company's H shares from 9:30 a.m., April 16, 2007 pending the release of an announcement in respect of a price sensitive matter.

2. Announcement and Resumption of Trading dated April 17, 2007 by the Company regarding (1) the Contract in respect of the Establishment of an Equity Joint Venture Company between its indirect subsidiary, Jin Jiang International Hotel Management Company Limited, and Fairmount Hotels Inc. and (2) the Contract in respect of the Establishment of a Cooperative Joint Venture Contract between the Company and The Swatch Group (Hong Kong) Ltd.

File No. 82-35063

JINJIANG HOTELS<02006> - Suspension of Trading

At the request of Shanghai Jin Jiang International Hotels (Group) Company Limited, trading in its H shares will be suspended with effect from 9:30 a.m. today (16/4/2007) pending the release of an announcement in respect of a price sensitive matter.

B24

Jin Jiang Hotels

Shanghai Jin Jiang International Hotels (Group) Company Limited*

上海錦江國際酒店(集團)股份有限公司

(a joint stock company incorporated in the People's Republic of China with limited liability)

(Stock Code: 2006)

ANNOUNCEMENT AND RESUMPTION OF TRADING

This announcement is made pursuant to Rule 13.09(1) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited (the "Listing Rules").

On 16 April 2007, Jin Jiang International Hotel Management Company Limited, an indirect subsidiary of Shanghai Jin Jiang International Hotels (Group) Company Limited (the "Company"), and Fairmont Hotels Inc. entered into an equity joint venture contract in respect of the establishment of an equity joint venture company which shall manage Peace Hotel owned by Shanghai Peace Hotel Company Limited, a wholly-owned subsidiary of the Company. On the same date, the Company and The Swatch Group (Hong Kong) Ltd entered into a cooperative joint venture contract in respect of the establishment of a cooperative joint venture company which shall lease Peace Palace Hotel, a branch company of the Company, from the Company.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited has been suspended since 9:30 a.m. on 16 April 2007, pending release of this announcement. The Company has applied for the resumption of trading in its shares from 9:30 a.m. on 17 April 2007.

I. CONTRACT IN RESPECT OF THE ESTABLISHMENT OF AN EQUITY JOINT VENTURE COMPANY

1. Date: 16 April 2007

2. Party A: Jin Jiang International Hotel Management Company Limited (a wholly-owned subsidiary of the Company's subsidiary, Shanghai Jin Jiang International Hotels Development Company Limited)

   Party B: Fairmont Hotels Inc. (hereinafter referred to as "Fairmont Hotels")

3. **Equity joint venture**

   Pursuant to the contract, Jin Jiang International Hotel Management Company Limited and Fairmont Hotels agreed to establish in the manner described below a Sino-foreign equity joint venture company to be called "Shanghai Jin Jiang Fairmont Hotel Management Co., Ltd." (hereinafter referred to as "Jin Jiang Fairmont"):

   The registered capital of Jin Jiang Fairmont shall be US$500,000 (equivalent to HK$3,907,390) and its total investment amount shall be US$700,000 (equivalent to HK$5,470,346). Jin Jiang International Hotel Management Company Limited and Fairmont Hotels shall make capital contributions of US$250,000 (equivalent to HK$1,953,695) each for 50% of the registered capital. Therefore, the maximum total capital commitment (whether equity, loan or otherwise) of the Company and its subsidiaries (the "Group") in respect of Jin Jiang Fairmont is US$350,000 (equivalent to HK$2,735,173). The term of the equity joint venture shall be 20 years. The scope of operation of Jin Jiang Fairmont shall be the provision of onsite management service which meets the required standards for hotel operations.

   The Company confirms that Fairmont Hotels and its ultimate beneficial owners are independent third parties to the Group under the Listing Rules.

   The contract is subject to approval by the relevant approving authorities and Jin Jiang Fairmont shall be established on the issue date of its business licence.

   Jin Jiang Fairmont shall manage Peace Hotel after its renovation.

   Peace Hotel has been closed since April 2007 and will undergo complete renovation which is initially expected to take approximately two years, and the actual duration might be subject to adjustment depending on the progress of the project.

II. CONTRACT IN RESPECT OF THE ESTABLISHMENT OF A COOPERATIVE JOINT VENTURE COMPANY

1. Date: 16 April 2007

2. Party A: the Company

   Party B: The Swatch Group (Hong Kong) Ltd (hereinafter referred to as "Swatch Group Hong Kong")

3. **Cooperative joint venture**

   Pursuant to the contract, the Company and Swatch Group Hong Kong agreed to establish in the manner described below a Sino-foreign cooperative joint venture company to be called "Shanghai Swatch Art Centre Co. Ltd." (hereinafter referred to as the "Cooperative Joint Venture Company"):

   Pursuant to the contract, the total investment amount of the Cooperative Joint Venture Company shall be US$40,000,000 (equivalent to HK$312,591,200) and its registered capital shall be US$20,000,000 (equivalent to HK$156,295,600). The Company and Swatch Group Hong Kong shall make capital contributions of US$2,000,000 (equivalent to HK$15,629,560) and US$18,000,000 (equivalent to HK$140,666,040) for 10% and 90%, respectively, of the registered capital. Therefore, the maximum total capital commitment (whether equity, loan or otherwise) of the Group in respect of the Cooperative Joint Venture Company is US$4,000,000 (equivalent to HK$31,259,120). The term of operation of the Cooperative Joint Venture Company shall be 30 years. The scope of operation of the Cooperative Joint Venture Company shall be retailing, wholesaling, repair and maintenance and after-sales services, exhibitions, food and beverages, lodging, property leasing and commercial consultation (pending final approval of scope by the relevant authorities and operating in compliance with the permit where a permit is required).

   The Company confirms that Swatch Group Hong Kong and its ultimate beneficial owners are independent third parties to the Group under the Listing Rules and that Fairmont Hotels and Swatch Group Hong Kong are not related to each other.

   The contract is subject to approval by the relevant approving authorities and the Cooperative Joint Venture Company shall be established on the issue date of its business licence.

   The Cooperative Joint Venture Company shall lease Peace Palace Hotel from the Company and renovate it into an art centre and a flagship store of international brandname watches.

   Peace Palace Hotel has been closed since April 2007 and will undergo renovation which is initially expected to take approximately two years, and the actual duration might be subject to adjustment depending on the progress of the project.

At the request of the Company, trading in the shares of the Company on The Stock Exchange of Hong Kong Limited has been suspended since 9:30 a.m. on 16 April 2007, pending release of this announcement. The Company has applied for the resumption of trading in its shares from 9:30 a.m. on 17 April 2007.

By Order of the Board
Shanghai Jin Jiang International Hotels (Group) Company Limited
Kang Ming, Yuen Chin Yau
Joint Company Secretaries

Shanghai, China
16 April 2007

As at the date of this announcement, the executive Directors are Mr Yu Minliang, Ms. Chen Wenjun, Mr. Yang Weimin, Mr. Chen Hao, Mr Yuan Gongyao, Mr Xu Zurong, Mr Han Min and Mr Kang Ming, the non-executive Director is Mr. Shen Maoxing, and the independent non-executive Directors are Mr Ji Gang, Mr Xia Dawei, Mr Sun Dajian, Mr Rui Mingjie, Mr. Yang Menghua, Mr Tu Qiyu, Mr Shen Chengxiang and Mr Lee Chung Bo.

For illustration purposes only, the exchange rate adopted in the announcement was US$1 to HK$7.81478

* *The Company is registered as an oversea company under Part XI of the Companies Ordinance (Chapter 32 of the Laws of Hong Kong) under its Chinese name and the English name "Shanghai Jin Jiang International Hotels (Group) Company Limited".*

END

SHANGHAI JIN JIANG 12g3-2(b)
File No. 82-35063